Confidential

September 23, 2019

Via email
guy@guythier.com

Guy Thier

Dear Guy:

It is with great pleasure that we extend this offer letter to join Cutera, Inc. It is our belief that you will be a great addition to our Company.

Salary and position: Your position will be **Chief Information Officer** and your start date will be **Monday, October 7, 2019,** reporting to **Dave Mowry, CEO.** Your base salary will be **$315,000** per year, prorated to your date of hire. You will be paid on the 15th and the last day of the month (24 pay cycles).

You are eligible to participate in the Company's Management Bonus Program, your target is **40%** of base salary, pro-rated to your date of hire.

This offer and your employment are contingent upon completion of a satisfactory background check. In addition, to comply with federal law, the Company needs proof of your eligibility to work in the United States by providing original documents as noted on the back of the "Employment Eligibility Verification" form. Please bring these documents on your start date.

Benefits: The Company provides competitive benefits including medical, dental, vision, EAP, flexible spending, 401(k) retirement savings, ESPP and life insurance.

Equity: Subject to board approval, the Company will grant you 8,417 RSUs (Restricted Stock Units) that will vest over a four-year period, commencing from your date of hire, consistent with the Company's normal vesting program (25% per year for 4 years).

Relocation: The Company will provide a relocation bonus of $100,000 during the first payroll period following your date of hire. You agree that you will relocate to the SF Bay Area no later than January 1, 2020. This bonus will be forgiven over a 24 month period in increments of $4,166.66 per month. If you should not relocate by January 1, 2020, or if you should leave the company prior to this 24 month period, you are responsible for reimbursing the bonus money that has not yet been forgiven by Cutera.

Change of Control and Severance Agreement (the "Severance Agreement"): Attached as an exhibit to this offer letter is a Severance Agreement that sets forth the detailed benefits that you will be entitled to receive in the event of a termination of your

employment under certain circumstances. The following is a summary of the key severance benefits:

If you are terminated without cause, or resign for "good reason" in connection with a Change of Control ("CoC"), and the termination occurs within the period beginning three (3) months before, and ending twelve (12) months after the date of the CoC, then you will receive a lump-sum payment of:

- Fifty percent (50%) of your annual base salary;
- Fifty percent (50%) of your annual target bonus; and
- Vesting acceleration of 100% of your unvested equity awards granted through the date of termination.

Please note that all severance and COC benefits are subject to you signing and delivering a release of claims with Cutera that becomes effective within 60 days of your termination.

Paid Time Off (PTO): The Company offers a flexible plan for personal time, whether it is for vacation or sick leave. New full-time employees are entitled to 15 days of PTO per year (PTO hours are accrued per pay period). The PTO accrual amount increases by one day for every year of service up to 19 days of PTO per year. Details of the plan are fully defined in the Company's Employee Handbook.

At Will Employment: You understand and acknowledge that your employment with the Company is for an unspecified duration and constitutes "at-will" employment. This means that the Company or you may terminate this employment relationship at any time, with or without cause and with or without notice. The at-will nature of this employment relationship cannot be modified except expressly in a signed writing by the Company's president.

Proprietary Information Agreement: As a condition of your employment, you must sign the Company's standard Employee Proprietary Information Agreement. This offer letter, and the Employee Proprietary Information Agreement, constitute the entire agreement between the Company and you relating to your employment with the Company, and supersede all prior and contemporaneous discussions and understandings.

New Hire Benefits Package: A new hire benefits package will be sent to you separately via email through our Human Resource Information System, BambooHR. Please complete the forms included on the "New Hire Checklist" by your first day.

New Hire Orientation: Your new hire orientation will occur at **9:30 am PST** on your start date in our headquarters office located in Brisbane, California. Please complete the on-line new hire forms prior to your scheduled orientation. In addition, please bring applicable original documents as listed on the "Employment Eligibility Verification" form.

This offer will remain open until **5:00 p.m. PST on Wednesday, September 25, 2019.** We believe that your enthusiasm and past experience will be an asset to our Company and that you will have a positive impact on the organization.

Please acknowledge your acceptance of this offer by signing below and returning this letter to Cindee Van Vleck at cvanvleck@cutera.com by the stated deadline. We are looking forward to you joining the Cutera team!

Sincerely,

Offer accepted:

Cindee Van Vleck
Vice President
Global Human Resources

Guy Their

Attachments:
- Proprietary Information Agreement
- Cutera Benefits Overview
- Management Bonus Program
- Change of Control